FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of November 7, 2008

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  ☑ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.  This report contains Tenaris's press release announcing its 2008 Third Quarter Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2008

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
1-888 300 5432
www.tenaris.com

Tenaris Announces 2008 Third Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars.

Luxembourg, November 6, 2008 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter and nine months ended September 30, 2008 with comparison to its results for the quarter and nine months ended September 30, 2007.

Summary of 2008 Third Quarter Results

(Comparison with second quarter of 2008 and third quarter of 2007)
	Q3 2008	Q2 2008		Q3 2007
Net sales (US$ million)	3,118.5	3,148.4	(1%)	2,433.8	28%
Operating income (US$ million)	933.9	823.7	13%	671.7	39%
Net income (US$ million)	631.2	1,030.0	(39%)	436.4	45%
Shareholders’ net income (US$ million)	570.6	987.5	(42%)	401.0	42%
Earnings per ADS (US$)	0.97	1.67	(42%)	0.68	42%
Earnings per share (US$)	0.48	0.84	(42%)	0.34	42%
EBITDA (US$ million)	1,068.8	958.1	12%	804.5	33%
EBITDA margin (% of net sales)	34%	30%		33%

Our operating results in the third quarter reached a quarterly high with operating income up 39% year on year and 13% sequentially. Sales rose strongly in North America where the market environment remained favourable and we continue to advance our alliance business model. Operating margins, after falling in the first half of the year as costs increased rapidly, recovered to the levels recorded in 2007. Our net financial debt (total financial debt less cash and other current investments) amounted to US$1,488 million, broadly in line with the previous quarter as our cash flow generation has been negatively affected by the timing of tax payments and by an increase in working capital mainly due to the increase in inventories.

Payment of Interim Dividend

Tenaris’s board of directors approved the payment of an interim dividend of US$0.13 per share (US$0.26 per ADS), or approximately US$153 million, on November 27, 2008 (or, only in those jurisdictions where such date is not a business day, on November 28, 2008), with an ex-dividend date of November 24.

Market Background and Outlook

Since September the world economy has undergone a major financial crisis whose consequences are spreading to the real economy throughout the world. Business conditions have changed so rapidly that at this point it is not clear how deep and long the impact on the real economy and consequently on the demand for energy will be. We are expecting a gradual reduction in exploration and production budgets and, consequently, drilling activity and demand for OCTG and other pipe products in 2009 and 2010, both in North America and globally. However, we believe that the energy sector will be impacted less than most other sectors of the economy mainly due to the constraints on the supply base which is characterized by ever increasing depletion rates, difficulties in replacing reserves and the long lead times to develop new reserves.

Global oil prices, after peaking in July in excess of US$140 per barrel, have retreated rapidly to the current level of US$60-70 per barrel in the expectation of reduced global demand in the current recessionary environment. North American gas prices also rose rapidly during the first half of this year and have fallen even more sharply since then to their current levels of US$6-7 per million BTU as increased investment in US gas production resulted in significantly higher production levels for the first time in many years.

During the third quarter, the international count of active drilling rigs, as published by Baker Hughes, continued to rise and averaged 1,096, an increase of 1% over the previous quarter and one of 7% compared to the same quarter of the previous year. The U.S. rig count increased 6% compared to the second quarter of 2008 and was up 11% compared to the third quarter of 2007. In Canada, activity has risen from last year’s low levels, with the rig count registering a 24% increase in the third quarter of 2008 compared to the same quarter of 2007, and is now up 9% for the first nine months of 2008 compared to the same period of 2007.

Demand for OCTG and other pipe products from the oil and gas industry has increased so far this year, particularly in North America, following last year’s distributor destocking activities and increased drilling activity. In the rest of the world, however, apparent demand for OCTG products has lagged operative consumption due to inventory adjustment activity in the larger Middle East markets. Demand for high-end pipe products has also increased in the year to date reflecting the increasing complexity of drilling activity in most regions worldwide.

Steelmaking raw material costs for our seamless pipe products and steel costs for our welded pipe products rose steeply in the first half of the year but, more recently, have fallen as the global financial crisis and the recessionary environment has had an almost immediate impact on global steelmaking activity. Pipe prices, which had been adjusting to the rising cost environment at different paces across markets, have been showing resilience as demand remains firm but are likely to come under pressure if demand weakens. We expect to maintain a good level of net sales and operating income for our tubular products going into 2009.

Analysis of 2008 Third Quarter Results

Sales volume (metric tons)	Q3 2008	Q3 2007	Increase/(Decrease)
Tubes – Seamless	682,000	659,000	3%
Tubes – Welded	263,000	240,000	10%
Tubes – Total	945,000	899,000	5%
Projects – Welded	155,000	127,000	22%
Total	1,100,000	1,026,000	7%

Tubes	Q3 2008	Q3 2007	Increase/(Decrease)
(Net sales - $ million)
North America	1,280.8	744.1	72%
South America	398.4	310.6	28%
Europe	408.1	360.3	13%
Middle East & Africa	344.2	471.7	(27%)
Far East & Oceania	169.9	175.9	(3%)
Total net sales ($ million)	2,601.4	2,062.6	26%
Cost of sales (% of sales)	53%	54%
Operating income ($ million)	859.5	615.5
Operating income (% of sales)	33%	30%

Net sales of tubular products and services rose 26% to US$2,601.4 million in the third quarter of 2008, compared to US$2,062.6 million in the third quarter of 2007 due to higher volumes and higher average selling prices. Sales in North America were up by 72% as market conditions reflected a surge in oil and gas drilling activity and comparatively low levels of OCTG inventories. In South America sales increased 28% reflecting a good level of demand in the Andean countries. In the Middle East and Africa, our sales continue to be affected by inventory adjustments and lower demand for our API products in the region.

Projects	Q3 2008	Q3 2007	Increase/(Decrease)
Net sales ($ million)	319.1	235.6	35%
Cost of sales (% of sales)	73%	72%
Operating income ($ million)	44.3	42.0	5%
Operating income (% of sales)	14%	18%

Net sales of pipes for pipeline projects increased 35% to US$319.1 million in the third quarter of 2008, compared to US$235.6 million in the third quarter of 2007, reflecting a high level of shipments to gas and other pipeline projects in Brazil and Colombia.

Others	Q3 2008	Q3 2007	Increase/(Decrease)
Net sales ($ million)	198.0	135.6	46%
Cost of sales (% of sales)	69%	73%
Operating income ($ million)	30.1	14.2	112%
Operating income (% of sales)	15%	10%

Net sales of other products and services rose 46% to US$198.0 million in the third quarter of 2008, compared to US$135.6 million in the third quarter of 2007, mainly reflecting higher sales of excess raw materials, welded pipes for electric conduits in the USA and sucker rods.

Selling, general and administrative expenses, or SG&A, decreased as a percentage of net sales to 14.7% in the quarter ended September 30, 2008 compared to 15.9% in the corresponding quarter of 2007.

Other operating income totaled US$19.6 million mainly due to a reimbursement from insurance in Italy and earnings from the disposal of assets.

Net interest expenses decreased to US$23.3 million in the third quarter of 2008 compared to US$57.1 million in the same period of 2007 reflecting a lower net debt position and lower interest rates.

Other financial results recorded a loss of US$32.0 million during the third quarter of 2008, compared to a loss of US$12.9 million during the third quarter of 2007. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are partially offset by changes to our net equity position. They arise due to the fact that most of our subsidiaries prepare their financial statements in currencies other than the US dollar in accordance with IFRS.

Equity in earnings of associated companies generated a gain of US$24.3 million in the third quarter of 2008, compared to a gain of US$18.3 million in the third quarter of 2007. These gains mainly derived from our equity investment in Ternium.

Income tax charges totalled US$271.7 million in the third quarter of 2008, equivalent to 31% of income before equity in earnings of associated companies and income tax, compared to US$195.9 million in the third quarter of 2007, equivalent to 33% of income before equity in earnings of associated companies and income tax.

Income attributable to minority interest rose to US$60.5 million in the third quarter of 2008, compared to US$35.4 million in the corresponding quarter of 2007. Although net results at our Confab subsidiary were higher during the period, they were partially offset by lower net results at our NKKTubes subsidiary.

Cash Flow and Liquidity

Net cash provided by operations during the third quarter of 2008 was US$242.8 million (US$1,085.7 million in the first nine months), compared to US$889.8 million in the third quarter of 2007 (US$1,789.1 million in the first nine months). Cash flow in the third quarter was affected by the tax payment on earnings from the sale of Hydril pressure control business and the postponement from the second to the third quarter of tax payments in Italy. Working capital increased by US$257.5 million during the third quarter driven primarily by an increase in inventories which rose US$342.2 million.

Capital expenditures amounted to US$131.8 million in the third quarter of 2008 ($337.1 million in the first nine months), compared to US$105.4 million in the third quarter of 2007 (US$334.6 million in the first nine months).

During the first nine months of 2008, total financial debt decreased by US$1,015.3 million to US$3,004.9 million at September 30, 2008 from US$4,020.2 million at December 31, 2007. Net financial debt during the first nine months of 2008 decreased by US$1,482.0 million to US$1,488.2 million at September 30, 2008 following the collection of Hydril’s pressure control business sale for US$1,114 million and the payment of the balance of the annual dividend, amounting to approximately US$295 million in June 2008. As of September 30, we had US$1.5 billion of liquidity in cash and cash equivalents.

Analysis of 2008 First Nine Months Results

Net income attributable to equity holders in the company during the first nine months of 2008 was US$2,031.1 million, or US$1.72 per share (US$3.44 per ADS), which compares with net income attributable to equity holders in the company during the first nine months of 2007 of US$1,377.2 million, or US$1.17 per share (US$2.33 per ADS). Net income for the first nine months of 2008 includes the result for the sale of Hydril’s pressure control business of US$394.3 million, or US$0.33 per share (US$0.67 per ADS). Operating income was US$2,468.6 million, or 28% of net sales, compared to US$2,200.5 million, or 30% of net sales. Operating income plus depreciation and amortization was US$2,872.3 million, or 32% of net sales, compared to US$2,558.4 million, or 35% of net sales.

Sales volume (metric tons)	9M 2008	9M 2007	Increase/(Decrease)
Tubes – Seamless	2,157,000	2,156,000	0%
Tubes – Welded	815,000	706,000	15%
Tubes – Total	2,972,000	2,862,000	4%
Projects – Welded	457,000	317,000	44%
Total	3,429,000	3,179,000	8%

Tubes	9M 2008	9M 2007	Increase/(Decrease)
(Net sales - $ million)
North America	3,099.9	2,165.7	43%
South America	970.8	897.7	8%
Europe	1,336.5	1,200.6	11%
Middle East & Africa	1,385.5	1,598.9	(13%)
Far East & Oceania	533.5	536.8	(1%)
Total net sales ($ million)	7,326.2	6,399.7	14%
Cost of sales (% of sales)	54%	51%
Operating income ($ million)	2,204.1	2,057.0	7%
Operating income (% of sales)	30%	32%

Net sales of tubular products and services rose 14% to US$7,326.2 million in the first nine months of 2008, compared to US$6,399.7 million in the first nine months of 2007. The improvement was mainly driven by our North American operations as the market strongly recovered from last year level both in terms of volumes and prices. In Middle East and Africa the market continues to be affected by inventory reductions.

Projects	9M 2008	9M 2007	Increase/(Decrease)
Net sales ($ million)	959.0	560.9	71%
Cost of sales (% of sales)	72%	71%
Operating income ($ million)	173.2	106.7	62%
Operating income (% of sales)	18%	19%

Net sales of pipes for pipeline projects increased 71% to US$959.0 million in the first nine months of 2008, compared to US$560.9 million in the first nine months of 2007, reflecting higher deliveries in Brazil, Argentina and Colombia to gas and other pipeline projects.

Others	9M 2008	9M 2007	Increase/(Decrease)
Net sales ($ million)	607.9	453.5	34%
Cost of sales (% of sales)	70%	78%
Operating income ($ million)	91.3	36.8	148%
Operating income (% of sales)	15%	8%

Net sales of other products and services rose 34% to US$607.9 million in the first nine months of 2008, compared to US$453.5 million in the first nine months of 2007, reflecting higher sales of electric conduit pipes, sucker rods and industrial equipment.

Selling, general and administrative expenses, or SG&A, decreased as a percentage of net sales to 15.2% in the nine months ended September 30, 2008 compared to 15.7% in the corresponding nine months of 2007.

Net interest expenses decreased to US$96.8 million in the first nine months of 2008 compared to US$140.4 million in the same period of 2007 reflecting a lower net debt position and lower interest rates.

Other financial results recorded a loss of US$45.2 million during the first nine months of 2008, compared to a loss of US$10.7 million during the first nine months of 2007. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are partially offset by changes to our net equity position. They arise due to the fact that most of our subsidiaries prepare their financial statements in currencies other than the US dollar in accordance with IFRS.

Equity in earnings of associated companies generated a gain of US$122.4 million in the first nine months of 2008, compared to a gain of US$73.6 million in the first nine months of 2007. These gains were derived mainly from our equity investment in Ternium.

Income tax charges totalled US$698.9 million in the first nine months of 2008, equivalent to 30% of income before equity in earnings of associated companies and income tax, compared to US$662.1 million in the first nine months of 2007, equivalent to 32% of income before equity in earnings of associated companies and income tax.

Income from discontinued operations amounted to US$411.1 million in the first nine months of 2008. This included the result of the sale of Hydril’s pressure control business, completed on April 1, 2008, amounting to US$394.3 million.

Income attributable to minority interest rose to US$130.0 million in the first nine months of 2008, compared to US$103.0 million in the corresponding nine months of 2007. Although net results at our Confab subsidiary were higher during the period, they were lower at our NKKTubes subsidiary.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

As required by the articles 36 and 39 of Consob Regolamento Mercati n. 16191 dated October 29, 2007, Tenaris states as follows: Tenaris has received from its subsidiaries copies of their by-laws, articles of incorporation or other organizational documents (as applicable in their respective jurisdictions of organization), together with information regarding the composition and powers of their governing bodies. In addition, Tenaris has taken appropriate action to ensure that its subsidiaries (i) provide to the external auditors any information as may be necessary to conduct the audit of Tenaris's annual and interim accounts and (ii) have adequate accounting systems enabling them regularly to provide both to Tenaris's management and its external auditors any economic, financial or other data as may be required for the preparation or audit, as the case may be, of Tenaris's consolidated accounts.

Consolidated Income Statement

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Three-month period ended September 30,		Nine-month period ended September 30,
	2008	2007	2008	2007
Continuing operations	(Unaudited)		(Unaudited)
Net sales	3,118,512	2,433,773	8,893,084	7,414,040
Cost of sales	(1,745,064)	(1,375,736)	(5,088,664)	(4,041,552)
Gross profit	1,373,448	1,058,037	3,804,420	3,372,488
Selling, general and administrative expenses	(459,165)	(387,632)	(1,350,835)	(1,160,908)
Other operating income (expense), net	19,633	1,277	14,966	(11,075)
Operating income	933,916	671,682	2,468,551	2,200,505
Interest income	16,881	22,635	45,660	65,017
Interest expense	(40,184)	(79,728)	(142,454)	(205,437)
Other financial results	(32,032)	(12,851)	(45,188)	(10,725)
Income before equity in earnings of associated companies and income tax	878,581	601,738	2,326,569	2,049,360
Equity in earnings of associated companies	24,290	18,280	122,386	73,585
Income before income tax	902,871	620,018	2,448,955	2,122,945
Income tax	(271,714)	(195,856)	(698,910)	(662,070)
Income for continuing operations	631,157	424,162	1,750,045	1,460,875

Discontinued operations
Income for discontinued operations	-	12,202	411,110	19,369

Income for the period	631,157	436,364	2,161,155	1,480,244

Attributable to:
Equity holders of the Company	570,635	400,952	2,031,149	1,377,206
Minority interest	60,522	35,412	130,006	103,038
	631,157	436,364	2,161,155	1,480,244

Consolidated Balance Sheet

(all amounts in thousands of U.S. dollars)	At September 30, 2008		At December 31, 2007
	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	3,307,590		3,269,007
Intangible assets, net	4,347,873		4,542,352
Investments in associated companies	630,426		509,354
Other investments	38,099		35,503
Deferred tax assets	356,333		310,590
Receivables	50,857	8,731,178	63,738	8,730,544

Current assets
Inventories	3,334,040		2,598,856
Receivables and prepayments	248,805		222,410
Current tax assets	143,251		242,757
Trade receivables	2,027,081		1,748,833
Other investments	26,997		87,530
Cash and cash equivalents	1,489,787	7,269,961	962,497	5,862,883
Current and non current assets held for sale		-		651,160
		7,269,961		6,514,043
Total assets		16,001,139		15,244,587

EQUITY
Capital and reserves attributable to the Company’s equity holders		8,686,199		7,006,277
Minority interest		572,234		523,573
Total equity		9,258,433		7,529,850

LIABILITIES
Non-current liabilities
Borrowings	1,600,884		2,869,466
Deferred tax liabilities	1,111,196		1,233,836
Other tax liabilities	7,772		-
Other liabilities	181,872		185,410
Provisions	100,292		97,912
Trade payables	1,155	3,003,171	47	4,386,671

Current liabilities
Borrowings	1,404,051		1,150,779
Current tax liabilities	560,430		341,028
Other liabilities	296,819		252,204
Provisions	27,801		19,342
Customer advances	360,093		449,829
Trade payables	1,090,341	3,739,535	847,842	3,061,024
Liabilities associated with current and non-current assets held for sale		-		267,042
		3,739,535		3,328,066
Total liabilities		6,742,706		7,714,737

Total equity and liabilities		16,001,139		15,244,587

Consolidated Cash Flow Statement
	Three-month period ended September 30,		Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2008	2007	2008	2007
	(Unaudited)		(Unaudited)

Cash flows from operating activities
Income for the period	631,157	436,364	2,161,155	1,480,244
Adjustments for:			-	-
Depreciation and amortization	134,885	140,876	403,758	371,647
Income tax accruals less payments	(309,497)	29,211	(219,750)	(220,582)
Equity in earnings of associated companies	(24,290)	(18,280)	(122,386)	(73,585)
Income from the sale of pressure control business	-	-	(394,323)	-
Interest accruals less payments, net	34,401	58,654	26,507	63,519
Changes in provisions	(4,404)	(799)	10,839	(4,279)
Changes in working capital	(257,464)	220,034	(803,078)	94,669
Other, including currency translation adjustment	37,986	23,695	22,969	77,498
Net cash provided by operating activities	242,774	889,755	1,085,691	1,789,131

Cash flows from investing activities
Capital expenditures	(131,772)	(105,419)	(337,138)	(334,568)
Acquisitions of subsidiaries and minority interest	(8,003)	(45)	(9,868)	(1,927,227)
Other disbursements relating to the acquisition of Hydril	-	-	-	(71,580)
Proceeds from the sale of pressure control business	-	-	1,113,805	-
Decrease in subsidiaries	-	-	-	(1,195)
Proceeds from disposal of property, plant and equipment and intangible assets	3,340	2,327	12,166	6,923
Dividends received	-	-	13,636	11,496
Investments in short terms securities	324,934	(45,035)	60,533	(30,842)
Other	-	-	(3,428)	-
Net cash provided by / (used in) investing activities	188,499	(148,172)	849,706	(2,346,993)

Cash flows from financing activities
Dividends paid	-	-	(295,134)	(354,161)
Dividends paid to minority interest in subsidiaries	(4,981)	(5,393)	(60,117)	(45,315)
Proceeds from borrowings	301,117	243,937	731,205	2,451,963
Repayments of borrowings	(444,709)	(228,611)	(1,777,464)	(1,247,324)
Net cash (used in) / provided by financing activities	(148,573)	9,933	(1,401,510)	805,163

Increase in cash and cash equivalents	282,700	751,516	533,887	247,301
Movement in cash and cash equivalents
At the beginning of the period	1,319,049	883,042	954,303	1,365,008
Effect of exchange rate changes	(138,107)	13,996	(24,548)	36,245
Increase in cash and cash equivalents	282,700	751,516	533,887	247,301
At September 30,	1,463,642	1,648,554	1,463,642	1,648,554

Cash and cash equivalents	At September 30,		At September 30,
	2008	2007	2008	2007
Cash and bank deposits	1,489,787	1,651,780	1,489,787	1,651,780
Bank overdrafts	(26,145)	(3,205)	(26,145)	(3,205)
Restricted bank deposits	-	(21)	-	(21)
	1,463,642	1,648,554	1,463,642	1,648,554

Non-cash financing activity
Conversion of debt to equity in subsidiaries	-	-	-	35,140